SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENDOLOGIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

29266S304

(CUSIP Number of Class of Securities’ Underlying Common Stock)

John Onopchenko

Chief Executive Officer

Endologix, Inc.

2 Musick

Irvine, California 92618

(949) 595-7200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeremy Hayden General Counsel Endologix, Inc. 2 Musick Irvine, California 92618 (949) 595-7200	Ryan C. Wilkins Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$603,137	$73.10

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 741,372 shares of the common stock, $0.001 par value per share, of Endologix, Inc., having an aggregate value of $0.6 million as of August 5, 2019 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of this transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Endologix, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Program”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share, whether vested or unvested, that (i) have a per share exercise price of $20.00 or greater that were issued under (1) the Endologix, Inc. 2006 Stock Incentive Plan, as amended (the “2006 Plan”), (2) the Endologix, Inc. Amended and Restated 2015 Stock Incentive Plan, as amended (the “2015 Plan”), (3) certain inducement grants (the “TriV Grants”) made to employees in connection with the Company’s merger with TriVascular Technologies, Inc. (“TriVascular”) pursuant to that certain Agreement and Plan of Merger, dated October 26, 2015, by and among the Company, TriVascular and Teton Merger Sub, Inc. and (4) the 2017 Inducement Stock Incentive Plan, as amended (the “2017 Inducement Plan”), and (ii) are held by an Eligible Participant (as defined below) of the Company, except as otherwise described in the Offer to Exchange (as defined below).

An “Eligible Participant” refers to (1) all current employees, including executive officers, of the Company or any of its subsidiaries that remain an employee of the Company or any of its subsidiaries through the expiration of the offer and the date on which the surrendered stock options are cancelled and when new stock options will be issued pursuant to this offer (the “Option grant date”), and (2) all current non-employee directors serving on the Board of Directors (the “Board”) of the Company through the Option grant date.

The Eligible Options may be exchanged for a lesser number of new stock options (“New Stock Options”) upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 12, 2019 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the Form of Launch Email, attached hereto as Exhibit (a)(1)(B); and (iii) the Facsimile Election Form, attached hereto as Exhibit (a)(1)(C).

The following disclosure materials also were or may be made available to Eligible Participants: (i) the Form of Confirmation Email to Eligible Participants, attached hereto as Exhibit (a)(1)(D); (ii) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E); (iii) the Form of Final Reminder Email, attached hereto as Exhibit (a)(1)(F); (iv) the Form of Notice to Eligible Participants Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(G); (v) the Screenshots from Stock Option Exchange Portal, attached hereto as Exhibit (a)(1)(H); and (vi) the Stock Option Exchange Program: Employee Information Presentation, attached hereto as Exhibit (a)(1)(I), and the Offer FAQs attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference, and is provided in response to the disclosure requirements of Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    Name and Address. The Company is the issuer of the securities subject to the Exchange Program. The address of the Company’s principal executive office is 2 Musick, Irvine, California 92618, and the telephone number at that address is (949) 595-7200.

(b)    Securities. The subject class of securities consists of the Eligible Options. As of August 5, 2019, options to purchase an aggregate of 2,957,930 shares of the Company’s common stock, par value $0.001 per share (the “common stock”), were granted and outstanding under the 2006 Plan, the 2015 Plan, the TriV Grants, and the 2017 Inducement Plan. Of these options, options to purchase an aggregate of 741,372 shares of the common stock are considered to be “Eligible Options” that are eligible for exchange in the Exchange Program. The actual number of shares of common stock subject to the New Stock Options to be issued in the Exchange Program will depend on the number of shares of common stock subject to the Eligible Options that are tendered by Eligible Participants and accepted for exchange through the Exchange Program. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Exchange Program,” and the sections under the caption “The Offer” titled “2. Number of New Stock Options; expiration date,” “6. Acceptance of options for exchange and issuance of New Stock Options,” and “9. Source and amount of consideration; terms of New Stock Options” is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)    Name and Address. The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of New Stock Options; expiration date,” “3. Purposes of the Offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of New Stock Options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of New Stock Options,” “12. Status of options acquired by the Company in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “16. Extension of Offer; termination; amendment,” and Schedule B to the Offer to Exchange, is incorporated herein by reference.

(b)    Purchases. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1)-(10). Other than ordinary course arrangements with respect to equity compensation, the Company is not a party to any agreements with its executive officers, directors or affiliates with respect to the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of New Stock Options” and “12. Status of options acquired by the Company in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c)    Plans. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of New Stock Options” is incorporated herein by reference.

(b)    Conditions. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference. There are no alternative financing plans or arrangements for the Exchange Program.

(d)    Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a)    Financial Information. The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning the Company,” “18. Additional information” and “19. Financial information,” and Schedule B to the Offer to Exchange, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on April 1, 2019, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 8, 2019, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 9, 2019, are incorporated herein by reference and can be accessed electronically on the SEC’s website at www.sec.gov.

(b)    Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c)    Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 12, 2019.

(a)(1)(B)	Form of Launch Email.

(a)(1)(C)	Facsimile Election Form.

(a)(1)(D)	Form of Confirmation Email to Eligible Participants

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Final Reminder Email.

(a)(1)(G)	Form of Notice to Eligible Participants Regarding Expiration of Offer Period.

(a)(1)(H)	Screenshots from Stock Option Exchange Portal.

(a)(1)(I)	Stock Option Exchange Program: Employee Information Presentation.

(a)(1)(J)	Offer FAQs, incorporated herein by reference to pages 1 through 15 of Exhibit (a)(1)(A) to this Schedule TO.

(b)	Not applicable.

(d)(1)

Endologix, Inc. 2006 Stock Incentive Plan, as amended, incorporated herein by reference to Appendix A to Endologix, Inc. Definitive Proxy Statement on Schedule 14A, filed on April 26, 2013 (File No. 000-28440).

(d)(2)	Form of Stock Option Agreement under the 2006 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to Endologix, Inc. Quarterly Report on Form 10-Q, filed on November 9, 2006 (File No. 000-28440).

(d)(3)	Form of Restricted Stock Award Agreement under 2006 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.2 to Endologix, Inc. Quarterly Report on Form 10-Q, filed on November 9, 2006 (File No. 000-28440).

(d)(4)	Form of Employee Restricted Stock Unit Award Agreement under 2006 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to Endologix, Inc. Quarterly Report on Form 10-Q, filed on November 1, 2012 (File No. 000-28440).

(d)(5)	Form of Director Restricted Stock Unit Award Agreement under 2006 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.2 to Endologix, Inc. Quarterly Report on Form 10-Q, filed on November 1, 2012 (File No. 000-28440).

(d)(6)	Endologix, Inc. Amended and Restated 2015 Stock Incentive Plan, incorporated herein by reference to Appendix A to Endologix, Inc. Definitive Proxy Statement on Schedule 14A, filed on July 8, 2019 (File No. 000-28440).

(d)(7)	Form of Stock Option Agreement under Amended and Restated 2015 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to Endologix, Inc. Current Report on Form 8-K, filed on June 1, 2015 (File No. 000-28440).

(d)(8)	Form of Restricted Stock Unit Award Agreement under Amended and Restated 2015 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to Endologix, Inc. Current Report on Form 8-K, filed on June 1, 2015 (File No. 000-28440).

(d)(9)	2017 Inducement Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to Endologix, Inc. Current Report on Form 8-K, filed on October 30, 2017 (File No. 000-28440).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOLOGIX, INC.

/s/ John Onopchenko
Name:	John Onopchenko
Title:	Chief Executive Officer

Date:	August 12, 2019